Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2579	E-mail Address jmendez@stblaw.com

September 1, 2022

VIA EDGAR

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

Office of Energy & Transportation

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated August 9, 2022 concerning

Despegar.com, Corp.

Form 20-F for the Fiscal Year Ended December 21, 2021

Filed April 29, 2022

File No. 001-38209

Dear Ms. Guobadia and Mr. Rodriguez:

On behalf of our client, Despegar.com, Corp. (the “Company”), we are responding to your letter dated August 9, 2022 concerning the Form 20-F for the fiscal year ended December 31, 2021 filed by the Company. In that letter, you asked that the Company respond to the comments within 10 business days or advise the staff when it will respond. During our telephonic conversation on August 22, 2022, we advised the staff that the Company expected to respond no later than September 7, 2022.

At this time, we respectfully advise the staff that the Company is not in a position to respond by that date, as it continues to work on its response in order to respond fully to the comments in your letter. The Company currently expects to respond no later than September 21, 2022, and kindly requests an extension until that date. In the meantime, please do not hesitate to contact me at 212-455-2579.

* * *

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SECURITIES AND EXCHANGE COMMISSION	2	September 1, 2022

Sincerely,

/s/ Juan F. Méndez
Juan F. Méndez
Simpson Thacher & Bartlett LLP
cc:	Despegar.Com, Corp.

c/o Alberto López Gaffney, Chief Financial Officer

Mariano Scagliarini, General Counsel

María Bettina Zubin, VP Financial Controller

Eduardo Alfredo Loiácono, Price Waterhouse & Co. S.R.L.